UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-36396

LEJU HOLDINGS LIMITED

Level G, Building G, No.8 Dongfeng South Road,

Chaoyang District, Beijing 100016

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Potential Change in Leju’s Controlling Shareholders

Leju Holdings Limited (“Leju” or the “Company”) has become aware that E-House (China) Enterprise Holdings Limited (HKSE: 2048) (“E-House Enterprise”) announced proposed restructuring of certain notes previously issued by E-House Enterprise (the “Restructuring”).

As of March 31, 2023, Leju’s controlling shareholder, TM Home Limited (“TM Home”), owned 76,401,247 ordinary shares of Leju, representing approximately 55.7% of Leju’s total outstanding ordinary shares. TM Home is owned as to 70.23% and 29.77% by E-House Enterprise and Alibaba Investment Limited (“Alibaba Investment”), respectively.

As a result of a series of steps in connection with the proposed Restructuring, a special purpose vehicle established for the holders of certain notes of E-House Enterprise (the “Creditor SPV”), and Alibaba Investment and its affiliate will hold approximately 54.2% and 10.8% of the shares of TM Home, respectively, which will result in E-House Enterprise ceasing to be a controlling beneficial owner of Leju. The remaining 35% of the shares of TM Home will be held by E-House Enterprise and its affiliates, of which 15% will be transferred to a special purpose vehicle held by the members of senior management of TM Home appointed by E-House Enterprise. E-House Enterprise will further use reasonable endeavors to sell or procure the sale of the shares of TM Home held by the Creditor SPV and Alibaba Investment, which will cause further changes in the beneficial ownership of Leju. The potential change in Leju’s controlling shareholders is subject to the effectiveness of the proposed Restructuring, including the approval of the proposed Restructuring by E-House Enterprise’s noteholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leju Holdings Limited

By	:	/s/ Li Yuan
Name	:	Li Yuan
Title	:	Chief Financial Officer

Date: April 3, 2023